SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)
(Amendment No. _______)*

DRIMEX INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001
(Title of Class of Securities)

262054109
(CUSIP Number)

David Lubin, Esq. David Lubin & Associates, PLLC 108 S. Franklin Avenue Valley Stream, New York 11580 (516) 887-8200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 29, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1 (g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)
________________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 262054109	13D	Page 2 of 5

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Juanzi Cui
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES	7.	SOLE VOTING POWER 5,000,000
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 0
EACH REPORTING	9.	SOLE DISPOSITIVE POWER 5,000,000
PERSON WITH	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 84.7%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 262054109	13D	Page 3 of 5

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Drimex Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 5042 Wilshire Blvd. #30184, Los Angeles, California 90036.

Item 2. Identity and Background.

(a)	This Schedule 13D is filed by Juanzi Cui (the “Reporting Person”).

(b)	The Reporting Person’s business address is #129 Shi You Lu. Yuzhong District, Chongqing, China

(c)
The Reporting Person’s principal occupation is Chief Executive Officer and President of the Chongqing City Ziman Nutrition and Health Vocational Training School. The address is #129 Shi You Lu. Yuzhong District, Chongqing, China.

(d)	During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of China.

Item 3. Source and Amount of Funds or Other Consideration.

On July 29, 2014, the Reporting Person purchased 5,000,000 shares of Common Stock from Vladimir Nedrygaylo (“Nedrygaylo”). The shares represent 84.7% of the issued and outstanding shares of the Issuer on a fully diluted basis. The transaction was in accordance with the terms and provisions of a stock purchase agreement entered into on June 25, 2014 between the Issuer, Reporting Person and Nedrygaylo. The purchase price for the shares was $325,000. The source of the cash consideration for the purchased shares was personal funds of the Reporting Person. In connection with the transaction, Nedrygaylo released the Company from all debts owed to him.

Item 4. Purpose of Transaction.

The shares of Common Stock acquired by the Reporting Person were acquired in order to gain control of the Company. On July 29, 2014, in connection with the closing of the purchase of the shares described in Item 3 above, Nedrygaylo resigned as the sole officer and director of the Issuer and the Reporting Person was appointed President, Chief Executive Officer, Chief Financial Officer, Secretary and a director of the Issuer. The Reporting Person is desirous of (i) having the Issuer change the name of the Company, (ii) increasing the authorized share capital of the Issuer as well as authorizing the Issuer to issue blank check preferred stock and (iii) forward splitting the outstanding stock of the Issuer.

CUSIP No. 262054109	13D	Page 4 of 5

Other than as set forth above, the Reporting Person does not have any other plans or proposals that would relate to or result in any of the matters set forth below.

(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Company;

(f)
Any other material change in the Company's business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Company's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)
Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)
As of July 29, 2014, the Reporting Person is deemed the beneficial owner of 5,000,000 shares of Common Stock representing 84.7% of the Issuer’s outstanding Common Stock, The foregoing percentage is based upon 5,905,000 shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014, as filed with the Securities and Exchange Commission on May 13, 2014.

(b)	The Reporting Person has the sole power to vote or to direct the vote of 5,000,000 shares and to dispose of or to direct the disposition of 5,000,000 shares of Common Stock.

(c)	Other than the purchase described in Item 3 above, during the past 60 days, the Reporting Person affected no transactions in the Issuer’s common stock.

(d)
No entity or person other than the Reporting Person are known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock that are held by the Reporting Person reported herein.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than described herein, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person, with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit 1  Stock Purchase Agreement, dated June 25, 2014, among Vladimir Nedrygaylo, the Reporting Person and the Issuer (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on July 30, 2014)

CUSIP No. 262054109	13D	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 4, 2014	By:	/s/ Juanzi Cui
Juanzi Cui